No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Announcement Regarding the Completion of Procedures for the Establishment of a Joint Venture with LG Energy Solution for EV Battery Production in the U.S.

Exhibit 2:

Notice Concerning Result and Completion of Acquisition of the Company’s Own Shares (Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: January 13, 2023

[Translation]

January 13, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Toshihiro Mibe Director, President and Representative Executive Officer

Announcement Regarding the Completion of Procedures for the Establishment

of a Joint Venture with LG Energy Solution for EV Battery Production in the U.S.

Honda Motor Co., Ltd. (“Honda”) today completed procedures for the establishment of a joint venture with LG Energy Solution (“LGES”), as previously announced on August 29, 2022 in the notice entitled “Announcement Regarding the Forming of a Joint Venture with LG Energy Solution for EV Battery Production in the U.S.” For details, please see the attached press release.

Although this joint venture has become an affiliate of Honda accounted for using the equity method as a result of the completion of the procedures, it is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2023.

New Company Overview

Company name	:	L-H Battery Company, Inc. (tentative name)

Location	:	Jeffersonville, Ohio, U.S.A.

Capital	:	$210 million USD (Plan: Incremental investment to about $3.5 billion USD)

Investment ratio	:	LGES 51%, Honda 49%

Members of the board	:	Robert H. Lee, Director, and CEO

Rick Riggle, Director, and COO

Hyung Sik Kim, Director (LGES)

Se Joong Oh, Director (LGES)

Jae Wook Jung, Director (LGES)

Kensuke Oe, Director (Honda)

Arata Ichinose, Director (Honda)

- End -

News Release

January 13, 2023

LG Energy Solution

Honda Motor Co., Ltd.

LG Energy Solution and Honda Formally Establish

Battery Production Joint Venture

January 13, 2023 - LG Energy Solution (LGES; KRX: 373220) and Honda Motor Co., Ltd. (Honda) today announced the formal establishment of the joint venture (JV) which will produce lithium-ion batteries for electric vehicles (EV) produced by Honda.

The JV will begin construction of a new battery plant early this year with the goal of completion by the end of 2024 and starting mass production of advanced lithium-ion battery cells by the end of 2025. The plant aims to have an annual production capacity of approximately 40GWh. All batteries produced by the new JV will be supplied exclusively to Honda plants in North America to power battery-electric vehicles sold in North America.

The new plant will be located approximately 40 miles southwest of Columbus in Fayette County, near Jeffersonville. LGES and Honda have committed to investing $3.5 billion and creating 2,200 jobs to establish the new production facility. The companies’ overall investment related to the JV is projected to reach $4.4 billion.

<About the new JV>

Company name:	L-H Battery Company, Inc. (tentative name)
Location:	Jeffersonville, Ohio, U.S.A.
Capital:	$ 210 million USD (Percentage of ownership: 51% LGES, 49% Honda)
Corporate officers:	Robert H. Lee, CEO (Currently Executive Vice President, North America Regional Group Leader of LGES)
Rick Riggle, COO (Previously Plant Lead of Anna Engine Plant of Honda Development and Manufacturing of America)

•	Comments by Robert H. Lee, CEO of L-H Battery Company, Inc.

“LG Energy Solution has all the right assets to make this joint venture a success, including the financial stability, quality, competitiveness, and production capacity with global operational expertise,” said Robert H. Lee. “With two companies’ expertise combined, we will provide top quality batteries to ensure the successful launch of Honda EVs in North America, and grow with the community here in Ohio by creating high value jobs.”

•	Comments by Rick Riggle, COO of L-H Battery Company, Inc.

“The formal establishment of this joint venture between LG Energy Solution and Honda to produce EV batteries in Ohio is another major step toward our electrified future,” said Rick Riggle. “We are excited to move forward with such a strong partner in LG Energy Solution and, together, we look forward to establishing a strong relationship with the community in Fayette County, Ohio.”

About LG Energy Solution

LG Energy Solution (KRX: 373220), a split-off from LG Chem, is a leading global manufacturer of lithium-ion batteries for electric vehicles, mobility, IT, and energy storage systems. With 30 years of experience in revolutionary battery technology and extensive research and development (R&D), the company is the top battery-related patent holder in the world with over 25,000 patents. Its robust global network, which spans North America, Europe, Asia, and Australia, includes battery manufacturing facilities established through joint ventures with major automakers such as General Motors, Stellantis N.V., Hyundai Motor Group, and Honda Motor Co. Ltd. At the forefront of green business and sustainability, LG Energy Solution aims to achieve carbon neutral operations by 2050, while embodying the value of shared growth and promoting diverse and inclusive corporate culture. To learn more about LG Energy Solution’s ideas and innovations, visit https://www.lgensol.com.

About Honda Motor Co., Ltd.

Honda Motor Co., Ltd. (NYSE: HMC) is responsible for the development, production and sales of automobiles, motorcycles, power products and aviation products worldwide. Honda now delivers over 30 million products annually through its three product lines. Honda and its partners build products in more than 60 manufacturing plants in 27 countries, employing about 220,000 associates globally. On a global basis by 2050, Honda is striving to achieve carbon neutrality for all products and corporate activities, as well as zero traffic collision fatalities involving Honda automobiles and motorcycles.

For all media inquiries: please contact.

•	LG Energy Solution Media Team

Sally Seung Yeon Lee : lsyciel@lgensol.com                +82-2-3773-6571

Sophia Sojeong Kim :   sophiakim32@lgensol.com      +82-2-3773-4496

•	Honda

Corporate PR Dept., Corporate Communications Division

hondapr@jp.honda     +81-3-5412-1512

[Translation]

January 13, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

Director, President and Representative Executive Officer

Notice Concerning Result and Completion of Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Honda Motor Co., Ltd. (the “Company”) acquired its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation, which was announced on August 10, 2022, as follows.

As a result of the acquisition, all the acquisitions of the Company’s own shares that were authorized under the resolution at the meeting of the Board of Directors of the Company held on August 10, 2022 have been completed.

Particulars

1.	Class of shares acquired:

Shares of common stock

2.	Total number of shares acquired:

3,222,700 shares

3.	Total amount of shares acquired:

10,000,159,500 yen

4.	Period of acquisition:

Started on January 1, 2023 and ended on January 11, 2023 (based on a contract date)

Reference: Details of the resolution at the meeting of the Board of Directors held on August 10, 2022

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 32,000,000 shares (1.9 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 100 billion yen

(4)	Period of acquisition:

Starting on August 12, 2022 and ending on March 31, 2023

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Progress as of January 11, 2023

Total	number of shares acquired: 29,939,900 shares

Total	amount of shares acquired: 99,999,843,700 yen